Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of the ordinary shares of Seagate Technology plc (“us”, “our”, “we”, or the “Company”) is a summary. This summary is not complete and is subject to and qualified in its entirety by reference to the complete text of our Constitution previously filed with the Commission and incorporated by reference as an exhibit to this Annual Report on Form 10-K of which this Exhibit 4.1 is a part, as well as to the Companies Act 2014 of Ireland (the “Irish Companies Act”). We encourage you to read our Constitution (which is comprised of our memorandum of association and articles of association) and the applicable provisions of the Irish Companies Act carefully.

Capital Structure

The authorized share capital of the Company is €40,000 and US$13,500 and consists of (a) 40,000 deferred shares of €1.00 each, (b) 1,250,000,000 ordinary shares of US$0.00001 each and (c) 100,000,000 undesignated preferred shares of US $0.00001 each. The authorized share capital includes 40,000 deferred shares with a nominal value of €1 per share in order to satisfy statutory requirements for all Irish public limited companies commencing operations.

The Company may issue shares subject to the maximum prescribed by its authorized share capital contained in its memorandum of association.

As a matter of Irish company law, the directors of a company may issue new ordinary or preferred shares without shareholder approval once authorized to do so by the articles of association of the company or by an ordinary resolution adopted by the shareholders at a general meeting. An ordinary resolution requires over 50% of the votes of a company’s shareholders cast at a general meeting. The authority conferred can be granted for a maximum period of five years, at which point it must be renewed by the shareholders of the company by an ordinary resolution The authority contained in our initial articles of association has expired. At our most recent general meeting, the shareholders of the Company resolved that the directors be generally and unconditionally authorized with effect from April 18, 2019 and until October 18, 2020 to exercise all powers of the Company to allot and issue shares in the Company up to an aggregate nominal amount of $950.05 (being equivalent to approximately 33% of the aggregate nominal value of the issued ordinary share capital of the Company as of August 26, 2018) and, pursuant to a fully pre-emptive rights issue, up to an aggregate of $1,900.10 (being equivalent to approximately 66% of the aggregate nominal value of the issued ordinary share capital of the Company as of August 26, 2018).

Our authorized share capital may be increased or reduced by way of an ordinary resolution of the Company’s shareholders. The shares comprising the authorized share capital of the Company may be divided into shares of such par value as the resolution shall prescribe.

The rights and restrictions to which our ordinary shares are subject are prescribed in the Company’s articles of association. Our articles of association allow the board of directors, without shareholder approval, to determine the terms of any preferred shares issued by the Company. Our board of directors is authorized, without obtaining any vote or consent of the holders of any class or series of shares unless expressly provided by the terms of that class or series or shares, to provide from time to time for the issuance of other classes or series of preferred shares and to establish the characteristics of each class or series of preferred shares, including the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights, redemption, repurchase or exchange rights and any other preferences and relative, participating, optional or other rights and limitations not inconsistent with applicable law.

Irish law does not recognize fractional shares held of record; accordingly, our Constitution does not provide for the issuance of fractional shares of the Company, and our official Irish register does not reflect any fractional shares.

Pre-emption Rights, Share Warrants and Share Options

Generally, under Irish law, certain statutory pre-emption rights apply automatically in favor of the Company’s shareholders where shares in the Company are to be issued for cash. However, we opted out of these pre-emption rights in our initial articles of association for the maximum period of five years as permitted by Irish law. This opt-out has expired and, at our most recent annual general meeting, our shareholders resolved by special resolution (which required not less than 75% of the votes of our shareholders cast at a general meeting) that the directors be empowered to allot shares for cash subject to an opt-out for a period from April 18, 2019 until October 18, 2020 up to an aggregate nominal value of US$287.89 (being equivalent to approximately 10% of the aggregate nominal value of the issued ordinary share capital of the Company as of August 26, 2018), provided that any such issuance above 5% of the aggregate nominal value of our issued share capital as of August 26, 2018 is to be used for purposes of an acquisition or a specified capital investment. If this opt-out is not renewed, shares issued for cash must be offered to pre-existing shareholders of the Company pro rata to their existing shareholding before the shares can be issued to any new shareholders. The statutory pre-emption rights do not apply where shares are issued for non-cash consideration and do not apply to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution).

The articles of association of the Company provide that, subject to any shareholder approval requirement under any laws, regulations or the rules of any stock exchange to which the Company is subject, the board is authorized, from time to time, in its discretion, to grant such persons, for such periods and upon such terms as the board deems advisable, options to purchase such number of shares of any class or classes or of any series of any class as the board may deem advisable, and to cause warrants or other appropriate instruments evidencing such options to be issued. The Irish Companies Act provides that directors may issue share warrants or options without shareholder approval once authorized to do so by the articles of association or an ordinary resolution of shareholders. The board may issue shares upon exercise of warrants or options without shareholder approval or authorization.

The Company is subject to the rules of NASDAQ that require shareholder approval of certain share issuances.

Dividends

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves, broadly, means the accumulated realized profits of the Company less accumulated realized losses of the Company and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless our net assets are equal to, or in excess of, the aggregate of our called up share capital plus undistributable reserves and the distribution does not reduce our net assets below such aggregate. Undistributable reserves includes undenominated capital and the amount by which the Company’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed the Company’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not the Company has sufficient distributable reserves to fund a dividend must be made by reference to “relevant financial statements” of the Company. The “relevant financial statements” will be either the last set of unconsolidated annual audited financial statements or other qualifying financial statements properly prepared in accordance with the Irish Companies Act, which give a “true and fair view” of the Company’s unconsolidated financial position, and accord with accepted accounting practice. The relevant financial statements must be filed in the Irish Companies Registration Office (the official public registry for companies in Ireland).

The mechanism as to who declares a dividend and when a dividend shall become payable is governed by the articles of association of the Company. The Company’s articles of association authorize the directors to declare such dividends as appear justified from the profits of the Company without the approval of the shareholders at a general meeting. The board of directors may also recommend a dividend to be approved and declared by the shareholders at a general meeting. Although the shareholders may direct that the payment be made by distribution of assets, shares or cash, no dividend issued may exceed the amount recommended by the directors. The dividends can be declared and paid in the form of cash or non-cash assets.

The directors of the Company may deduct from any dividend payable to any member all sums of money (if any) payable by such member to the Company in relation to the shares of the Company.

The directors of the Company are also entitled to issue shares with preferred rights to participate in dividends declared by the Company. The holders of such preferred shares may, depending on their terms, be entitled to claim arrears of a declared dividend out of subsequently declared dividends in priority to ordinary shareholders.

Share Repurchases, Redemptions and Conversions

Overview

Article 10 of the Company’s articles of association provides that, unless the board of directors specifically elects to treat such acquisition as a purchase for the purposes of the Irish Companies Act, any ordinary share which the Company has acquired or agreed to acquire shall be deemed to be a redeemable share on, and from the time of, the existence or creation of an agreement, transaction or trade between the Company and any third party pursuant to which the Company acquires or will acquire ordinary shares, or an interest in ordinary shares, from the relevant third party. Accordingly, for Irish company law purposes, the repurchase of ordinary shares by the Company will technically be effected as a redemption of those shares as described below under “—Repurchases and Redemptions by the Company.” If the articles of association of the Company did not contain Article 10, repurchases by the Company would be subject to many of the same rules that apply to purchases of the Company shares by subsidiaries described below under “—Purchases by Subsidiaries of the Company,” including the shareholder approval requirements described below and the requirement that any on-market purchases be effected on a “recognized stock exchange.” Except where otherwise noted, when we refer elsewhere in this exhibit to repurchasing or buying back ordinary shares of the Company, we are referring to the redemption of ordinary shares by the Company pursuant to Article 10 of our articles of association or the purchase of ordinary shares of the Company by a subsidiary of the Company, in each case in accordance with the Company’s articles of association and Irish company law as described below.

Repurchases and Redemptions by the Company

Under Irish law, a company can issue redeemable shares and redeem them out of distributable reserves (which are described above under “—Dividends”) or the proceeds of a new issue of shares for that purpose. The Company currently has distributable reserves which are calculated by reference to the relevant financial statements of the Company. The issue of redeemable shares may only be made by the Company where the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of the Company. All redeemable shares must also be fully paid and the terms of redemption of the shares must provide for payment on redemption. Redeemable shares may, upon redemption, be cancelled or held in treasury. Based on Article 10 of the Company’s articles of association, shareholder approval will not be required to redeem the Company shares.

The board of directors of the Company will also be entitled to issue preferred shares which may be redeemed at the option of either the Company or the shareholder, depending on the terms of such preferred shares. Please see “—Capital Structure—Authorized Share Capital” above for additional information on redeemable shares.

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by the Company at any time must not exceed 10% of the nominal value of the issued share capital of the Company. The Company cannot exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be cancelled by the Company or re-issued subject to certain conditions.

Purchases by Subsidiaries of the Company

Under Irish law, it may be permissible for an Irish or non-Irish subsidiary to purchase shares of the Company either on-market or off-market. A general authority of the shareholders of the Company is required to allow a subsidiary of the Company to make on-market purchases of the Company shares; however, as long as this general authority has been granted, no specific shareholder authority for a particular on-market purchase by a subsidiary of the Company shares is required. The Company did not seek a renewal of such general authority at its most recent annual general meeting but may seek such general authority from shareholders in the future. In order for a subsidiary of the Company to make an on-market purchase of the Company’s shares, such shares must be purchased on a “recognised stock exchange.” NASDAQ, on which the shares of the Company are listed, became a “recognised stock exchange” for this purpose on March 12, 2010, as a result of the coming into effect of the Irish Companies (Recognised Stock Exchanges) Regulations 2010. For an off-market purchase by a subsidiary of the Company, the proposed purchase contract must be authorized by special resolution of the shareholders of the Company before the contract is entered into. The person whose shares are to be bought back cannot vote in favor of the special resolution and, for at least 21 days prior to the special resolution, the purchase contract must be on display or must be available for inspection by shareholders at the registered office of the Company.

The number of shares held by the subsidiaries of the Company at any time will count as treasury shares and will be included in any calculation of the permitted treasury share threshold of 10% of the nominal value of the issued share capital of the Company. While a subsidiary holds shares of the Company, it cannot exercise any voting rights in respect of those shares. The acquisition of the shares of the Company by a subsidiary must be funded out of distributable reserves of the subsidiary.

Existing Share Repurchase Program

As of June 28, 2019, the Company had approximately $2.2 billion of availability remaining under our share repurchase authorization, which was most recently increased on October 29, 2018 by the board. All other authorized plans have been utilized. Based on market conditions, share repurchases will be made from time to time in the open market and in privately negotiated transactions at the discretion of management. The repurchase programs do not have a prescribed expiration date.

As noted above, because repurchases of the Company shares by the Company will technically be effected as a redemption of those shares pursuant to Article 10 of the articles of association, shareholder approval for such repurchases will not be required.

Bonus Shares

Under the Company’s articles of association, the board may resolve to capitalize any amount credited to any reserve or fund available for distribution or the share premium account of the Company for issuance and distribution to shareholders as fully paid up bonus shares on the same basis of entitlement as would apply in respect of a dividend distribution.

Consolidation and Division; Subdivision

Under its articles of association, the Company may by ordinary resolution consolidate and divide all or any of its share capital into shares of larger par value than its existing shares or subdivide its shares into smaller amounts than is fixed by its articles of association.

Reduction of Share Capital

The Company may, by ordinary resolution, reduce its authorized share capital in any way. The Company also may, by special resolution and subject to confirmation by the Irish High Court, reduce or cancel its issued share capital in any way.

General Meetings of Shareholders

The Company is required to hold annual general meetings at intervals of no more than fifteen months, provided that an annual general meeting is held in each calendar year and no more than nine months after our fiscal year-end. Any general meeting may be held outside Ireland if a resolution so authorizing is passed by the board of the Company, provided that technical means are provided to enable shareholders to participate in the meeting without leaving Ireland.

The Company’s articles of association include a provision reflecting this requirement of Irish law. At any annual general meeting, only such business shall be conducted as shall have been brought before the meeting (a) by or at the direction of the board or (b) by any member entitled to vote at such meeting who complies with the procedures set forth in the articles of association.

Extraordinary general meetings of the Company may be convened by (i) the board of directors, (ii) on requisition of the shareholders holding not less than 10% of the paid up share capital of the Company carrying voting rights or (iii) on requisition of our auditors. Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions of the Company as may be required from time to time. At any extraordinary general meeting only such business shall be conducted as is set forth in the notice thereof.

Notice of a general meeting must be given to all shareholders of the Company entitled to such notice and to the auditors of the Company. Our articles of association provide that the maximum notice period is 60 days. The minimum notice periods are 21 days’ notice in writing for an annual general meeting or an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting. Because of the 21-day and 14-day requirements described in this paragraph, our articles of association include provisions reflecting these requirements of Irish law.

In the case of an extraordinary general meeting convened by shareholders of the Company, the proposed purpose of the meeting must be set out in the requisition notice. The requisition notice can contain any resolution. Upon receipt of this requisition notice, the board of directors has 21 days to convene a meeting of the Company’s shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the board of directors does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of the receipt of the requisition notice.

The board of directors may postpone any general meeting of the Company (to the extent permitted by law) after it has been convened where the board in its absolute discretion considers that the reasons for convening the meeting no longer exist or it is, for any reason, not in the Company’s interests to hold the meeting. Such postponement may be for a particular period of time or indefinitely.

The only matters which must, as a matter of Irish company law, be transacted at an annual general meeting are the consideration of the Irish statutory financial statements and the report of the directors and the report of the statutory auditors on those statements and that report; the review by the members of the company’s affairs; the declaration of a dividend (if any) of an amount not exceeding the amount recommended by the directors (save where the constitution provides otherwise); the authorization of the directors to approve the statutory auditor’s remuneration, where the constitution of the company so provides; the election and re-election of directors; the appointment or re-appointment of statutory auditors; and, where the constitution of the company so provides, the remuneration of the directors. If no resolution is made in respect of the reappointment of an existing auditor at an annual general meeting, the existing auditor will be deemed to have continued in office.

Directors are elected by ordinary resolution at general meetings, provided that, if there is a contested election (as provided for in the Company’s articles of association), each of the nominees shall be voted upon as a separate resolution and the directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at any such meeting and entitled to vote on the election of directors. “Elected by a plurality” means the election of those director nominees equal in number to the number of positions to be filled at the relevant general meeting that received the highest number of votes in the contested election. Directors serve until the next annual general meeting when they retire and can be re-elected. Because Irish law requires a minimum of two directors at all times, in the event that an election results in no director being elected, each of the two nominees receiving the greatest number of votes in favor of his or her election shall hold office until his or her successor shall be elected. In the event that an election results in only one director being elected, that director shall be elected and shall serve until the next annual general meeting, and the nominee receiving the greatest number of votes in favor of their election shall hold office until his or her successor shall be elected.

If the board of directors become aware that the net assets of the Company are half or less of the amount of the Company’s called-up share capital, the board of directors of the Company must convene an extraordinary general meeting of the Company’s shareholders not later than 28 days from the date that they learn of this fact. This meeting must be convened for the purposes of considering whether any, and if so what, measures should be taken to address the situation.

Voting

Where a poll is demanded at a general meeting, every shareholder shall have one vote for each ordinary share that he or she holds as of the record date for the meeting. Voting rights on a poll may be exercised by shareholders registered in the Company’s share register as of the record date for the meeting or by a duly appointed proxy (or proxies) of such a registered shareholder, which proxy need not be a shareholder. Where interests in shares are held by a nominee trust company, this company may exercise the rights of the beneficial holders on their behalf as their proxy. All proxies must be appointed in the manner prescribed by the Company’s articles of association. Our articles of association permit the appointment of proxies by the shareholders to be notified to the Company electronically.

Our articles of association provide that all resolutions shall be decided by a show of hands unless a poll is demanded by the Chair, by at least three shareholders present in person or by proxy, by any shareholder or shareholders holding not less than 10% of the total voting rights of the Company as of the record date for the meeting, or by any shareholder or shareholders holding shares in the Company conferring the right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all shares. Each ordinary shareholder of record as of the record date for the meeting has one vote at a general meeting on a show of hands.

In accordance with our articles of association, our board of directors may from time to time cause the Company to issue preferred shares. These preferred shares may have such voting rights as may be specified in the terms of such preferred shares (e.g., they may carry more votes per share than ordinary shares or may entitle their holders to a class vote on such matters as may be specified in the terms of the preferred shares).

Treasury shares will not be entitled to vote at general meetings of shareholders.

Irish company law requires “special resolutions” of the shareholders at a general meeting to approve certain matters. A special resolution requires not less than 75% of the votes cast of the Company’s shareholders at a general meeting. This may be contrasted with “ordinary resolutions,” which require a simple majority of the votes of the Company’s shareholders cast at a general meeting. Examples of matters requiring special resolutions include:

•	Amending the objects or memorandum of association of the Company;

•	Amending the articles of association of the Company;

•	Approving a change of name of the Company;

•	Authorizing the entering into of a guarantee or provision of security in connection with a loan, quasi-loan or credit transaction to a director or connected person;

•	Opting out of pre-emption rights on the issuance of new shares;

•	Re-registration of the Company from a public limited company to a private company;

•	Variation of class rights attaching to classes of shares;

•	Purchase of own shares off-market;

•	A reduction of issued share capital;

•	Sanctioning a compromise/scheme of arrangement;

•	Resolving that the Company be wound up by the Irish courts;

•	Resolving in favor of a shareholders’ voluntary winding-up;

•	Re-designation of shares into different share classes; and

•	Setting the re-issue price of treasury shares.

A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of: (1) 75% of the voting shareholders by value; and (2) 50% in number of the voting shareholders, at a meeting called to approve the scheme.

Variation of Rights Attaching to a Class or Series of Shares

Variation of all or any special rights attached to any class or series of shares of the Company is addressed in the articles of association of the Company as well as the Irish Companies Act. Any variation of class rights attaching to the issued shares of the Company must be approved by a special resolution of the shareholders of the class or series affected.

Quorum for General Meetings

The presence, in person or by proxy, of the holders of a majority of the Company’s ordinary shares outstanding constitutes a quorum for the conduct of business. No business may take place at a general meeting of the Company if a quorum is not present in person or by proxy. The board of directors has no authority to waive quorum requirements stipulated in the articles of association of the Company. Abstentions and broker non-votes will be counted as present for purposes of determining whether there is a quorum in respect of the proposals.

Inspection of Books and Records

Under Irish law, shareholders have the right to: (i) receive a copy of the memorandum and articles of association of the Company and any act of the Irish government which alters the memorandum of association of the Company; (ii) inspect and obtain copies of the minutes of general meetings and resolutions of the Company; (iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by the Company; (iv) receive copies of statutory financial statements (or summary financial statements, where applicable) and directors’ and auditors’ reports which have previously been sent to shareholders prior to an annual general meeting; and (v) receive financial statements of a subsidiary company of the Company which have previously been sent to shareholders prior to an annual general meeting for the preceding ten years. The auditors of the Company will also have the right to inspect all books, records and vouchers of the Company. The auditors’ report must be circulated to the shareholders with audited consolidated annual financial statements of the Company prepared in accordance with International Financial Reporting Standards 21 days before the annual general meeting and must be read to the shareholders at the Company’s annual general meeting.

Appraisal Rights

Generally, under Irish law, shareholders of an Irish company do not have appraisal rights. Under the EC (Cross-Border Mergers) Regulations 2008 (as amended) governing the merger of an Irish public limited company and a company incorporated in the European Economic Area (the EEA includes all member states of the EU, Norway, Iceland and Liechtenstein), a shareholder (a) who voted against the special resolution approving the merger or (b) of a company in which 90% of the shares is held by the other company the party to the merger of the transferor company has the right to request that the company acquire its shares for cash.

Disclosure of Interests in Shares

Under the Irish Companies Act, there is a notification requirement for shareholders who acquire or cease to be interested in 3% of the shares of an Irish public limited company. A shareholder of the Company must therefore make such a notification to the Company if as a result of a transaction the shareholder will be interested in 3% or more of the shares of the Company; or if as a result of a transaction a shareholder who was interested in more than 3% of the shares of the Company ceases to be so interested. Where a shareholder is interested in more than 3% of the shares of the Company, any alteration of his or her interest that brings his or her total holding through the nearest whole percentage number, whether an increase or a reduction, must be notified to the Company. The relevant percentage figure is calculated by reference to the aggregate par value of the shares in which the shareholder is interested as a proportion of the entire par value of the Company’s share capital. Where the percentage level of the shareholder’s interest does not amount to a whole percentage this figure may be rounded down to the next whole number. All such disclosures should be notified to the Company within 5 business days of the transaction or alteration of the shareholder’s interests that gave rise to the requirement to notify. Where a person fails to comply with the notification requirements described above no right or interest of any kind whatsoever in respect of any shares in the Company held by such person shall be enforceable by such person, whether directly or indirectly, by action or legal proceeding. However, such person may apply to the court to have the rights attaching to the shares concerned reinstated.

In addition to the above disclosure requirement, the Company, under the Irish Companies Act, may by notice in writing require a person whom the Company knows or has reasonable cause to believe to be, or at any time during the three years immediately preceding the date on which such notice is issued, to have been interested in shares comprised in the Company’s relevant share capital to: (a) indicate whether or not it is the case, and (b) where such person holds or has during that time held an interest in the shares of the Company, to give such further information as may be required by the Company including particulars of such person’s own past or present interests in shares of the Company. Any information given in response to the notice is required to be given in writing within such reasonable time as may be specified in the notice.

Where such a notice is served by the Company on a person who is or was interested in shares of the Company and that person fails to give the Company any information required within the reasonable time specified, the Company may apply to court for an order directing that the affected shares be subject to certain restrictions. Under the Irish Companies Act, the restrictions that may be placed on the shares by the court are as follows:

(a) any transfer of those shares, or in the case of unissued shares any transfer of the right to be issued with shares and any issue of shares, shall be void;

(b) no voting rights shall be exercisable in respect of those shares;

(c) no further shares shall be issued in right of those shares or in pursuance of any offer made to the holder of those shares; and

(d) no payment shall be made of any sums due from the Company on those shares, whether in respect of capital or otherwise.

Where the shares in the Company are subject to these restrictions, the court may order the shares to be sold and may also direct that the shares shall cease to be subject to these restrictions.

In the event the Company is in an offer period pursuant to the Irish Takeover Rules (as defined below), accelerated disclosure provisions apply for persons holding an interest in the Company’s securities of 1% or more.

Individuals who directly or indirectly own or control greater than 25% of the shares in the Company are required to provide information for disclosure in registers to be kept by the Company and the Companies Registration Office in Ireland.

Anti-Takeover Provisions

Irish Takeover Rules and Substantial Acquisition Rules

A transaction by virtue of which a third party is seeking to acquire 30% or more of the voting rights of the Company will be governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder (collectively, the “Irish Takeover Rules”) and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.

General Principles

The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel:

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in the event of an offer, all holders of securities of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

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the holders of the securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment and the locations of the target company’s places of business;

•	the board of the target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

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false markets must not be created in the securities of the target company, of the bidder, or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

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a bidder must announce an offer only after ensuring that it can fulfill in full, any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

•	a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and

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a “substantial acquisition” of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Mandatory Bid

If an acquisition of shares were to increase the aggregate holding of an acquirer and its concert parties to shares carrying 30% or more of the voting rights in the Company, the acquirer and, depending on the circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make a cash offer for the outstanding shares at a price not less than the highest price paid for the shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by an acquisition of shares by a person holding (together with its concert parties) shares carrying between 30% and 50% of the voting rights in the Company if the effect of such acquisition were to increase the percentage of the voting rights held by that person (together with its concert parties) by 0.05% within a twelve-month period. A single holder (that is, a holder excluding any parties acting in concert with the holder) holding more than 50% of the voting rights of a company is not subject to this rule.

Voluntary Bid; Requirements to Make a Cash Offer and Minimum Price Requirements

A voluntary offer is an offer that is not a mandatory offer. If a bidder or any of its concert parties acquire ordinary shares of the Company within the period of three months prior to the commencement of the offer period, the offer price must be not less than the highest price paid for the Company ordinary shares by the bidder or its concert parties during that period. The Irish Takeover Panel has the power to extend the “look back” period to 12 months if the Irish Takeover Panel, having regard to the General Principles, believes it is appropriate to do so.

If the bidder or any of its concert parties has acquired ordinary shares of the Company (i) that represent more than 10% of the total ordinary shares of the Company during the period of 12 months prior to the commencement of the offer period or (ii) at any time after the commencement of the offer period, then the offer shall be in cash (or accompanied by a full cash alternative), and the price per ordinary share shall be not less than the highest price paid by the bidder or its concert parties during, in the case of (i), the period of 12 months prior to the commencement of the offer period and, in the case of (ii), the offer period. The Irish Takeover Panel may apply this rule to a bidder who, together with its concert parties, has acquired less than 10% of the total ordinary shares of the Company in the 12 month period prior to the commencement of the offer period if the Panel, having regard to the General Principles, considers it just and proper to do so.

An offer period will generally commence from the date of the first announcement of the offer or proposed offer.

Substantial Acquisition Rules

The Irish Takeover Rules also contain rules governing substantial acquisitions of shares that restrict the speed at which a person may increase his or her holding of shares and rights over shares to an aggregate of between 15% and 30% of the voting rights of the Company. Except in certain circumstances, an acquisition or series of acquisitions of shares or rights over shares representing 10% or more of the voting rights of the Company is prohibited if such acquisition(s), when aggregated with shares or rights already held, would result in the acquirer holding 15% or more but less than 30% of the voting rights of the Company and such acquisitions are made within a period of seven days. These rules also require accelerated disclosure of acquisitions of shares or rights over shares relating to such holdings.

Frustrating Action

Under the Irish Takeover Rules, our board of directors is not permitted to take any action which might frustrate an offer for the shares of the Company once the board of directors has received an approach which may lead to an offer or has reason to believe an offer is imminent, subject to certain exceptions. Potentially frustrating actions such as (i) the issue of shares, options or convertible securities, (ii) material acquisitions or disposals, (iii) entering into contracts other than in the ordinary course of business or (iv) any action, other than seeking alternative offers, which may result in frustration of an offer, are prohibited during the course of an offer or at any time during which the board has reason to believe an offer is imminent. Exceptions to this prohibition are available where:

(a) the action is approved by the Company’s shareholders at a general meeting; or

(b) with the consent of the Irish Takeover Panel where:

(i) the Irish Takeover Panel is satisfied the action would not constitute a frustrating action;

(ii) the holders of 50% of the voting rights state in writing that they approve the proposed action and would vote in favor of it at a general meeting;

(iii) in accordance with a contract entered into prior to the announcement of the offer; or

(iv) the decision to take such action was made before the announcement of the offer and either has been at least partially implemented or is in the ordinary course of business.

For other provisions that could be considered to have an anti-takeover effect, please see above at “—Pre-emption Rights, Share Warrants and Share Options” and “—Disclosure of Interests in Shares,” in addition to “—Corporate Governance” below.

Corporate Governance

The articles of association of the Company allocate authority over the management of the Company to the board of directors. The board of directors may then delegate management of the Company to committees of the board, executives, or to a management team, but regardless, the directors will remain responsible, as a matter of Irish law, for the proper management of the affairs of the Company. The Company currently has an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The Company has also adopted Corporate Governance Guidelines and a Code of Ethics that provide the corporate governance framework for the Company.

Duration; Dissolution; Rights upon Liquidation

The Company’s duration will be unlimited. The Company may be dissolved at any time by way of either a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding up, the consent of not less than 75% of the shareholders of the Company is required. The Company may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where the Company has failed to file certain returns.

The rights of the shareholders to a return of the Company’s assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in the Company’s articles of association or the terms of any preferred shares issued by the board of directors of the Company from time to time. The holders of preferred shares, if any, in particular may have the right to priority in a dissolution or winding up of the Company. If the articles of association contain no specific provisions in respect of a dissolution or winding up then, subject to the priorities of any creditors, the assets will be distributed to shareholders in proportion to the paid-up par value of the shares held. The Company’s articles of association provide that the ordinary shareholders of the Company are entitled to participate pro rata in a winding up, but their right to do so may be subject to the rights of any preferred shareholders to participate under the terms of any series or class of preferred shares.

Uncertificated Shares

Holders of ordinary shares of the Company will not have the right to require us to issue certificates for their shares (unless required by the Irish Companies Act, any stock exchange, depository or any operator of any clearance or settlement system). The Company will only issue uncertificated ordinary shares.

Stock Exchange Listing

The Company’s ordinary shares are listed on the NASDAQ Global Select Market under the trading symbol “STX.”

No Sinking Fund

The Company’s ordinary shares have no sinking fund provisions.

No Liability for Further Calls or Assessments

The Company’s ordinary shares are not liable to further calls and assessments beyond any consideration required in connection with their initial issuance or vesting.

Transfer and Registration of Shares

The Company’s share register will be maintained by its transfer agent. Registration in this share register will be determinative of membership in the Company. A shareholder of the Company who only holds shares beneficially will not be the holder of record of such shares. Instead, the depository (for example, Cede & Co., as nominee for the Depositary Trust Company) or other nominee will be the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares beneficially to a person who also holds such shares beneficially through a depository or other nominee will not be registered in the Company’s official share register, as the depository or other nominee will remain the record holder of such shares.

A written instrument of transfer is required under Irish law in order to register on the Company’s official share register any transfer of shares (i) from a person who holds such shares directly to any other person, (ii) from a person who holds such shares beneficially to a person who holds such shares directly, or (iii) from a person who holds such shares beneficially to another person who holds such shares beneficially where the transfer involves a change in the depository or other nominee that is the record owner of the transferred shares. An instrument of transfer also is required for a shareholder who directly holds shares to transfer those shares into his or her own broker account (or vice versa). Such instruments of transfer may give rise to Irish stamp duty, which must be paid prior to registration of the transfer on the Company’s official Irish share register.

We currently intend to cause one of our affiliates to pay stamp duty in connection with share transfers made in the ordinary course of trading by a seller who holds shares directly to a buyer who holds the acquired shares beneficially. In other cases the Company may, in our absolute discretion, cause one of our affiliates to pay any stamp duty. The Company’s articles of association provide that, in the event of any such payment, the Company (i) may seek reimbursement from the transferor or transferee (at our discretion), (ii) may set-off the amount of the stamp duty against future dividends payable to the transferor or transferee (at our discretion), and (iii) will have a lien against the Company’s shares on which we have paid stamp duty. Parties to a share transfer may assume that any stamp duty arising in respect of a transaction in the Company’s shares has been paid unless one or both of such parties is otherwise notified by us.

The Company’s articles of association delegate to our secretary (or assistant secretary or anyone nominated by either of them) the authority to execute an instrument of transfer on behalf of a transferring party. In order to help ensure that the official share register is regularly updated to reflect trading of our ordinary shares occurring through normal electronic systems, we intend to regularly produce any required instruments of transfer in connection with any transactions for which we pay stamp duty (subject to the reimbursement and set-off rights described above). In the event that we notify one or both of the parties to a share transfer that we believe stamp duty is required to be paid in connection with such transfer and that we will not pay such stamp duty, such parties may either themselves arrange for the execution of the required instrument of transfer (and may request a form of instrument of transfer from the Company for this purpose) or request that the Company execute an instrument of transfer on behalf of the transferring party in a form determined by the Company. In either event, if the parties to the share transfer have the instrument of transfer duly stamped (to the extent required) and then provide it to our transfer agent, the transferee will be registered as the legal owner of the relevant shares on our official Irish share register (subject to the matters described below).

Our board of directors have general discretion to decline to register an instrument of transfer unless:

•

the instrument of transfer is duly stamped (if required by law) and lodged with the Company accompanied by the certificate for the shares (if any) to which it relates and such other evidence as the board may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	in the case of a transfer to joint holders, the number of joint holders to which the share is to be transferred does not exceed four; and

•

it is satisfied that all applicable consents, authorisations, permissions, or approvals required to be obtained pursuant to any applicable law or agreement prior to such transfer have been obtained or that no such consents, authorisations, permissions or approvals are required.

The board may also, in its absolute discretion, and without assigning any reason, refuse to register a transfer of any share which is not fully paid.

The registration of transfers may be suspended by the board of directors at such times and for such period, not exceeding in the whole 30 days in each year, as the directors may from time to time determine.